NeuBase Therapeutics, Inc.
700 Technology Drive, Third Floor

Pittsburgh, PA 15219

September 19, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0406

Re:	NeuBase Therapeutics, Inc.
Registration Statement on Form S-3, filed September 13, 2019
File No. 333-233767

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NeuBase Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the Registration Statement on Form S-3 (Registration No. 333-233767) of the Company (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 13, 2019 be accelerated so that such Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on September 23, 2019, or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin to orally modify or withdraw this request for acceleration.

Sincerely, NEUBASE THERAPEUTICS, INC.
	By:	/s/ Sam Backenroth
Sam Backenroth
Chief Financial Officer, Treasurer and Secretary

cc:	JJeffrey T. Hartlin, Paul Hastings LLP